Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-257259
333-257259-01

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated August 25, 2021)

INVESCO DB MULTI-SECTOR COMMODITY TRUST

INVESCO DB SILVER FUND

This Prospectus Supplement No. 1 (“Supplement No. 1”) supplements and amends the Prospectus dated August 25, 2021 (the “Prospectus”), as may be supplemented from time to time.

Effective immediately, the following is added to the “Summary Information – Risk Factors” section beginning on page 2 of the Prospectus:

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In response to Russia’s recent invasion of Ukraine, the U.S. and other countries, as well as the European Union, have issued broad-ranging economic sanctions designed to impose severe pressure on Russia’s economy. Such sanctions, and the conflict generally, may have adverse effects on regional and global economic markets, and may result in increased volatility in the price of the Index Commodity, and in turn, the Fund’s performance.

In addition, the following disclosure is added to the “Risk Factors” section beginning on page 11 of the Prospectus:

Risk that Russia’s Invasion of Ukraine May Result in Market Volatility that Could Adversely Affect the Fund’s Performance.

In late February 2022, Russia invaded Ukraine, significantly amplifying already existing geopolitical tensions among Russia and other countries in the region and in the west, including the U.S. Russia’s invasion, the responses of countries and political bodies to Russia’s actions, the larger overarching tensions, and Ukraine’s military response and the potential for wider conflict may increase financial market volatility and could have severe adverse effects on regional and global economic markets.

Following Russia’s actions, various countries, including the U.S., Canada, the United Kingdom, Germany and France, as well as the European Union, issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, officials and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications (SWIFT) electronic banking network that connects banks globally; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. The current sanctions (and potential further sanctions in response to continued Russian military activity) and other actions may have adverse effects on regional and global economic markets, and may result in increased volatility in the price of the Index Commodity, and in turn, the Fund’s performance.

In response to sanctions, the Russian Central Bank raised its interest rates and banned sales of local securities by foreigners. Russia may take additional counter measures or retaliatory actions in the future which may result in greater volatility in the prices of the Index Commodity. The actions discussed above could have a negative effect on the Fund’s performance. While diplomatic efforts have been ongoing, the conflict between Russia and Ukraine is currently unpredictable and has the potential to result in broadened military actions. The duration of ongoing hostilities and such sanctions and related events cannot be predicted. Uncertainty as to future relations between Russia and the U.S. and other countries in the west, or between Russia and other eastern European countries, may also have a negative impact on performance and the value of the Fund’s investments.

The Shares trade on the NYSE Arca under the symbol “DBS.”

Investing in the Shares involves significant risks. See “RISK FACTORS” starting on page 11 of the Prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 1. Any representation to the contrary is a criminal offense.

The Fund is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this Prospectus Supplement No. 1 is March 3, 2022.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

P-DBS-PRO-1-SUP-1 030322